                                                            Exhibit 12
                                   Conectiv
                                   --------

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)



                                       12 Months                   12 Months Ended December 31,
                                  Ended September 30,  ----------------------------------------------------
                                          1998           1997          1996            1995         1994
                                  -------------------  ---------  --------------  --------------  ---------

Net income                              $150,442        $101,218      $107,251       $107,546      $ 98,940
                                        --------        --------      --------       --------      --------

Income taxes                             110,379          72,155        78,340         75,540        67,613
                                        --------        --------      --------       --------      --------

Fixed charges:
 Interest on long-term debt              116,653          78,350        69,329         65,572        61,128
 Other interest                           20,839          12,835        12,516         10,353         9,336
 Preferred stock dividend
  requirements of subsidiaries            15,585          10,178        10,326          9,942         9,370
                                        --------        --------      --------       --------      --------
Total fixed charges                      153,077         101,363        92,171         85,867        79,834
                                        --------        --------      --------       --------      --------

Nonutility capitalized interest             (950)           (208)         (311)          (304)         (256)
                                        --------        --------      --------       --------      --------

Earnings before income taxes
 and fixed charges                      $412,948        $274,528      $277,451       $268,649      $246,131
                                        ========        ========      ========       ========      ========

Total fixed charges shown above         $153,077        $101,363      $ 92,171       $ 85,867      $ 79,834
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                          4,791           3,065         6,025          6,243         6,578
                                        --------        --------      --------       --------      --------
Fixed charges for ratio computation     $157,868        $104,428      $ 98,196       $ 92,110      $ 86,412
                                        ========        ========      ========       ========      ========

Ratio of earnings to fixed charges          2.62            2.63          2.83           2.92          2.85
                                        --------        --------      --------       --------      --------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.




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